[Newmont Goldcorp Corporation Letterhead]

Newmont Goldcorp Corporation

6363 South Fiddlers Green Circle

Greenwood Village, Colorado 80111

VIA EDGAR

June 28, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:              Newmont Goldcorp Corporation Registration Statement on Form S-4

Ladies and Gentlemen:

We are writing this letter in connection with the filing of the above-referenced Registration Statement for Newmont Goldcorp Corporation (the “Issuer”), which relates to (i) an offer to exchange (the “2021 Notes Exchange Offer”) 3.625% Notes due 2021 (the “2021 Exchange Notes”) for any and all of the Issuer’s presently outstanding 3.625% Notes due 2021 (the “2021 Original Notes”), (ii) an offer to exchange (the “2023 Notes Exchange Offer”) 3.700%  Notes due 2023 (the “2023 Exchange Notes”) for any and all of the Issuer’s presently outstanding 3.700% Notes due 2023 (the “2023 Original Notes”) and (iii) an offer to exchange (the “2044 Notes Exchange Offer” and, together with the 2021 Notes Exchange Offer and the 2023 Notes Exchange Offer, the “Exchange Offers” and each an “Exchange Offer”) 5.450% Notes due 2044 (the “2044 Exchange Notes” and, together with the 2021 Exchange Notes and the 2023 Exchange Notes, the “Exchange Notes”) for any and all of the Issuer’s presently outstanding 5.450% Notes due 2044 (the “2044 Original Notes” and, together with the 2021 Original Notes and the 2023 Original Notes, the “Original Notes”). We hereby confirm to you that the Issuer is registering the 2021 Exchange Offer, the 2023 Exchange Offer and the 2044 Exchange Offer in reliance upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman Sterling (July 2, 1993) no-action letters issued by the Staff. Furthermore, we represent to you as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute any of the 2021 Exchange Notes, the 2023 Exchange Notes or the 2044 Exchange Notes to be received in the applicable Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the 2021 Notes Exchange Offer, the 2023 Notes Exchange Offer or the 2044 Notes Exchange Offer is acquiring the applicable Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the applicable Exchange Notes to be received in the applicable Exchange Offer. In this regard, the Issuer will make each person participating in the 2021 Notes Exchange Offer, the 2023 Notes Exchange Offer or the 2044 Notes Exchange Offer aware (through the Exchange Offers prospectus or otherwise) that if the applicable Exchange Offer is being used by a person to participate in a distribution of the applicable Exchange Notes to be received in the applicable Exchange Offer that person (i) cannot rely upon the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter issued by the Staff or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Issuer acknowledges to the Staff that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K, as applicable.

We further represent to you as follows:

The Issuer (i) will make each person participating in the 2021 Notes Exchange Offer, the 2023 Notes Exchange Offer or the 2044 Notes Exchange Offer aware (through the Exchange Offers prospectus) that any broker-dealer who holds the 2021 Original Notes, the 2023 Original Notes or the 2044 Original Notes, as applicable, acquired for its own account as a result of market-making activities or other trading activities, and who receives the 2021 Exchange Notes, the 2023 Exchange Notes or the 2044

Exchange Notes, as applicable, in exchange for such applicable Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such applicable Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the 2021 Notes Exchange Offer, the 2023 Notes Exchange Offer or the 2044 Notes Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding the 2021 Original Notes, the 2023 Original Notes or the 2044 Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the applicable Exchange Notes received in respect of such applicable Original Notes pursuant to the applicable Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[Signature Page Follows]

Sincerely yours,

Newmont Goldcorp Corporation

By:	/s/ Logan Hennessey
	Name:	Logan Hennessey
	Title:	Vice President, Associate General Counsel and Corporate Secretary